Exhibit 10.2

TAX MATTERS AGREEMENT

by and among

THE PROCTER & GAMBLE COMPANY,

GALLERIA CO.,

COTY INC., and

GREEN ACQUISITION SUB INC.

Dated [                         , 201[    ]]

TABLE OF CONTENTS

		Page

ARTICLE I

DEFINITIONS

Section 1.01	Definition of Terms	2

ARTICLE II

ALLOCATION OF TAXES

Section 2.01	Ordinary Course Taxes and Internal Restructuring Taxes	21
Section 2.02	Transaction Taxes	22
Section 2.03	Transfer Taxes	23
Section 2.04	Entitlement to Tax Attributes	24
Section 2.05	Additional Costs	25
Section 2.06	No Duplicative Payment	25
Section 2.07	Exclusive Remedy	25

ARTICLE III

TAX RETURN FILING AND PAYMENT OBLIGATIONS

Section 3.01	Tax Return Preparation and Filing	25
Section 3.02	Tax Reporting	26

ARTICLE IV

TAX-FREE TREATMENT OF EXCHANGE & RELATED TRANSACTIONS

Section 4.01	Representations	27
Section 4.02	Covenants	28
Section 4.03	Tax Sharing Agreements	32
Section 4.04	IRS Ruling Requests	32

ARTICLE V

TAX CONTESTS; INDEMNIFICATION; COOPERATION

Section 5.01	Notice	32
Section 5.02	Control of Tax Contests	32
Section 5.03	Indemnification Payments	33

-i-

-ii-

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (this “Agreement”) is made and entered into as of [            ] by and among The Procter & Gamble Company, an Ohio corporation (“Parent”), Galleria Co., a Delaware corporation and, as of the date hereof, a wholly owned Subsidiary of Parent (“SplitCo”), Coty Inc., a Delaware corporation (“Acquiror”), and Green Acquisition Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of Acquiror (“Merger Sub”) (collectively, the “Parties”).

WHEREAS, as of the date hereof, Parent is the common parent of an affiliated group of corporations, including SplitCo, which has elected to file certain Tax Returns on an affiliated, consolidated, combined or unitary group basis;

WHEREAS, Parent has determined that it would be appropriate and desirable to completely separate the Galleria Business pursuant to the Galleria Transfer, the Distribution, the Merger and other related transactions;

WHEREAS, the Parties have entered into the Transaction Agreement pursuant to which the Galleria Transfer, the Distribution, the Merger and other related transactions will be consummated;

WHEREAS, in connection with the Galleria Transfer, Parent will effect the Distribution either as the (i) Exchange Offer and, if necessary, a Clean-Up Spin-Off or (ii) One-Step Spin-Off, in each case, in accordance with the Transaction Agreement;

WHEREAS, the boards of directors (or other equivalent bodies) of Parent, SplitCo, Acquiror and Merger Sub each have approved and declared advisable the Merger to occur immediately following the Distribution;

WHEREAS, pursuant to the plan of reorganization and within one year after the Distribution Date, Parent will effect any Parent Cash Distribution to Parent’s creditors in retirement of outstanding Parent Indebtedness as described in the Transaction Agreement;

WHEREAS, the Parties intend that (i) the Galleria Transfer, together with the Distribution, qualify as a reorganization under Code Section 368(a), (ii) the Distribution, as such, qualify as a distribution of SplitCo Common Stock to Parent’s shareholders pursuant to Code Section 355, (iii) the Merger qualify as a tax-free reorganization pursuant to Code Section 368(a), (iv) any Parent Cash Distribution qualify as money distributed to Parent creditors in connection with the reorganization for purposes of Code Section 361(b)(3), and (v) the Transaction Agreement constitute a plan of reorganization under Treasury Regulation Section 1.368-2(g).

WHEREAS, as a result of and upon the Distribution, SplitCo will cease to be a member of the Parent affiliated group within the meaning of Code Section 1504(a); and

WHEREAS, the Parties desire to allocate the Tax responsibilities, liabilities and benefits of certain transactions and to provide for certain other Tax matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties (each on behalf of itself, each of its Subsidiaries, as of immediately before the Distribution, and its future Subsidiaries) hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definition of Terms.

The following terms will have the following meanings (such meanings to apply equally to both the singular and the plural forms of the terms defined). Unless otherwise stated, all Section references are to this Agreement. Any capitalized terms used herein and not otherwise defined will have the meaning given to such term in the Transaction Agreement.1

“Acquiror” has the meaning set forth in the recitals.

“Acquiror Average Price” means [            ].2

“Acquiror Base Stock Price” means [            ].3

“Acquiror Common Stock” means [            ].4

[1]	The definitions of the currently undefined terms in this Section 1.01 will be taken from the corresponding definitions in the Transaction Agreement.
[2]	Current definition in Transaction Agreement: “Acquiror Average Price” means, as of any date of determination, the average (measured as an arithmetic mean) of the daily volume weighted averages of the trading prices of the Acquiror Common Stock, as such prices are reported on the NYSE Composite Tape, for (x) in the case of any determinations of the Acquiror Average Price for purposes of the definition of “Acquiror SEC Event”, the fifteen consecutive Trading Days ending on such date of determination (other than (1) if the date of determination is the Commencement Date and the related Disclosure Date is less than 15 consecutive Trading Days before such Commencement Date, in which case the measurement period will begin on the Trading Day following the Disclosure Date and end on the Commencement Date, and (2) if the date of determination is the 10th trading day after the date on which the Acquiror makes a GAAP Compliant Confirmation, in which case the measurement period will be the 10 consecutive Trading Days ending on such date of determination), and (y) in all other cases, the five consecutive Trading Days ending on such date of determination; provided, however, that if an ex-dividend date is set for the Acquiror Common Stock during such period, then the trading price for a share of Acquiror Common Stock for each day during the portion of such period that precedes such ex-dividend date will be reduced by the amount of the dividend payable on a share of Acquiror Common Stock.
[3]	Current definition in Transaction Agreement: “Acquiror Base Stock Price” means $24.56 per share.
[4]	Current definition in Transaction Agreement: “Acquiror Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Acquiror Disclosure Letter” means [            ].5

“Acquiror Equity Interests” means [            ].6

“Acquiror Form S-4” means [            ].7

“Acquiror Group” means [            ].8

“Acquiror Issue” has the meaning set forth in Section 5.02.

“Acquiror New Common Stock” means [            ].9

“Acquiror Options” means [            ].10

“Acquiror Pre-Merger Group” means Acquiror and each of its Subsidiaries (in each case, including any successors thereof), other than any members of the Galleria Tax Group.

“Acquiror Representation Letter” means the representation letter executed by Acquiror and Merger Sub in connection with the delivery of the opinion described in Section 7.02(c) of the Transaction Agreement.

[5]	Current definition in Transaction Agreement: “Acquiror Disclosure Letter” means the disclosure letter delivered by Acquiror to Parent immediately prior to the execution of this Agreement.
[6]	Current definition in Transaction Agreement: “Acquiror Equity Interests” has the meaning set forth in Section 4.05(a).
[7]	Current definition in Transaction Agreement: “Acquiror Form S-4” has the meaning set forth in Section 5.08(b).
[8]	Current definition in Transaction Agreement: “Acquiror Group” means Acquiror and each of its Affiliates, including, after the Closing, the Galleria Group.
[9]	Current definition in Transaction Agreement: “Acquiror New Common Stock” has the meaning set forth in the recitals to this Agreement.
[10]	Current definition in Transaction Agreement: “Acquiror Options” has the meaning set forth in Section 4.05(a).

“Acquiror SEC Event” means [            ].11

[11]	Current definition in Transaction Agreement: “Acquiror SEC Event” means the occurrence of one or more of the following events:

(i) Acquiror shall have published or become obligated to publish a press release or file or become obligated to file a report with the Commission to the effect that Acquiror’s prior financial statements or reports filed with the Commission may no longer be relied upon;

(ii) Acquiror shall have failed to timely file (after giving effect to the extension provided pursuant to Rule 12b-25 under the Exchange Act if a Form 12b-25 is timely filed by the Acquiror) with the Commission any of its Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q that are required to be filed after the date hereof and prior to the Closing;

(iii) Acquiror shall have made a filing that discloses (or the Acquiror shall have become required to disclose) the existence of any material weaknesses in the effectiveness of Acquiror’s internal control over financial reporting (as such concept is defined in Rule 1-02(a) of Regulation S-X, as of the requisite date;

(iv) Acquiror shall have publicly announced or disclosed that the audit committee of Acquiror’s Board of Directors (or other similarly empowered committee of the board or the board itself) is conducting an investigation with respect to the material reliability or accuracy of Acquiror’s financial statements;

(v) Acquiror or any Governmental Authority shall have publicly announced or disclosed that a Governmental Authority is conducting an investigation with respect to the material reliability or accuracy of Acquiror’s financial statements; or

(vi) Acquiror or any of its directors or executive officers shall have been named as a party to any criminal proceeding with respect to alleged criminal conduct where such conduct relates to the business of Acquiror;

provided, that (A) no event resulting from, relating to or arising out of matters disclosed in the Acquiror SEC Filings publicly filed or furnished with the Commission at least two Business Days prior to the date of this Agreement (other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking-statements and any other similar disclosures included therein to the extent that they are primarily cautionary in nature or in the general description of accounting principles in the footnotes to the audited or unaudited financial statements included in any Acquiror SEC Filings) or Section 11.01 of the Acquiror Disclosure Letter shall be an Acquiror SEC Event and (B):

(x)	in the case of clause (i) above, at least one of the following must also be true:

(A) Acquiror shall have failed to remedy the underlying issues and publicly confirmed that the financial statements filed or published with the Commission prior thereto fairly present, in all material respects, the Acquiror’s consolidated financial condition and results of operations of the Acquiror Group (such confirmation, the “GAAP Compliant Confirmation”) within 120 days of the date on which it published or became obligated to publish or filed or become obligated to file the press release or report referenced in clause (i); or

(B) if both (x) the Acquiror Average Price is less than or equal to 80% of the Acquiror Average Price on the trading day immediately preceding such Disclosure Date (and such decline in the trading prices of the Acquiror Common Stock underlying such calculated decline in the Acquiror Average Price is disproportionate in a non-de minimis respect to a decline in the performance of the Standard & Poor’s 500 Index calculated in the same manner) and (y) the Acquiror Average Price is less than $20.00, on any one of the following days: any of the 40th through 50th trading days following the Disclosure Date, the 10th trading day after the date on which the Acquiror makes the GAAP Compliant Confirmation and, if the Disclosure Date is less than 40 trading days prior to the Commencement Date, the Commencement Date (this clause (B), the “Minimum Price Decline Requirement”);

(y)	in the case of clause (ii) above, at least one of the following must also be true:

(A) Acquiror shall have failed to cure the relevant problem within 120 days of the date on which the event referenced in clause (ii) takes place by, as applicable, filing the late Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the Commission; or

(B) the Minimum Price Decline Requirement shall have occurred; and

(z)	in the case of clauses (iii), (iv), (v) and (vi), the Minimum Price Decline Requirement shall have occurred (provided, that for purposes of this clause (z), the only measurement dates for the Minimum Price Decline Requirement will be (1) the 45th trading day after the Disclosure Date and (2) if the Disclosure Date is less than 45 Trading Days prior to the Commencement Date, the Commencement Date).

“Acquiror SEC Filings” means [            ].12

“Acquiror Stock Interests” means any Stock Interests of Acquiror.

“Acquiror Tax Group” means Acquiror and each Subsidiary of Acquiror (in each case, including any successors thereof), including, after the Closing, the Galleria Tax Group (in each case, including any successors thereof).

“Active Trade or Business” means the active conduct (determined in accordance with Code Section 355(b)) of the business conducted by the Galleria Tax Group members, as determined by Parent and conveyed to Acquiror before the Closing Date. For the avoidance of doubt, members will include only those members that are part of the “separate affiliated group” of SplitCo within the meaning of Code Section 355(b)(3)(B).

“Additional Costs” means liabilities, damages, penalties, judgments, assessments, losses, costs and expenses (including reasonable attorneys’ and accountants’ fees and expenses), whether arising under strict liability or otherwise, in each case, arising out of or incident to the imposition, assessment or assertion of any Tax or adjustment against a Party with respect to an amount for which such Party is entitled to indemnification under this Agreement.

“Adjustment Request” means any formal or informal claim or request for a Refund filed with any Taxing Authority.

“Affiliate” means [            ].13

[12]	Current definition in Transaction Agreement: “Acquiror SEC Filings” has the meaning set forth in Section 4.11(a).
[13]	Current definition in Transaction Agreement: “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, (a) Affiliates of Parent will include SplitCo and the Galleria Entities prior to the Closing, and (b) Affiliates of Acquiror will include SplitCo and the Galleria Entities after the Closing.

“Agreement” has the meaning set forth in the recitals.

“Ancillary Agreements” means [            ].14

“Applicable Penalty Standard” means, as applicable, either (i) the Tax Return preparation standards described in Section 3.01(a) or (ii) the standard under applicable Law for avoiding the imposition of penalties on the taxpayer and/or the tax return preparer.

“Bank Letter” means [            ].15

“Beauty Store” means [            ].16

“Business Day” means [            ].17

“Business Transfer Time” means [            ].18

“Caldera Business” means [            ].19

[14]	Current definition in Transaction Agreement: “Ancillary Agreements” means (a) the Tax Matters Agreement, the Transition Services Agreement, the Split Plan Agreement, the Parent Shared Technology License Agreement, the SplitCo Shared Technology License Agreement, the Parent Trademark License Agreement, the SplitCo Trademark License Agreement and the Coexistence Agreement, and (b) to the extent required pursuant to Schedule 1.09, the SplitCo Retained Business Technology License, the Reverse Transitional Supply Agreement and the Reverse Transitional Distribution Services Agreement.
[15]	Current definition in Transaction Agreement: “Bank Letter” means a letter from a financial institution stating its view, subject to reasonable and customary assumptions, that SplitCo could be expected to borrow the principal amount of the Galleria Credit Facility or the Refinanced Facility, as the case may be, without a guarantee or other form of credit support from Acquiror, provided that such financing may be on terms less favorable than those contained in the Galleria Credit Facility or the Refinanced Facility, as the case may be.
[16]	Current definition in Transaction Agreement: “Beauty Store” means a Physical Location that either (a) requires a Regulated Professional to provide proof that the individual is a Regulated Professional in order to receive a discounted price on Products or (b) a cash and carry store in Europe that exclusively sells beauty products (e.g., cosmetics, fragrances, Products) and primarily serves Professionals of the type which Parent currently sells Products (e.g., Bleue Libellule).
[17]	Current definition in Transaction Agreement: “Business Day” means any day that is not a Saturday, a Sunday or other day that is a statutory holiday under the federal Laws of the United States.
[18]	Current definition in Transaction Agreement: “Business Transfer Time” has the meaning set forth in Section 1.01(c).
[19]	Current definition in Transaction Agreement: “Caldera Business” means (a) Parent’s business of sourcing, manufacturing, marketing, selling, distributing and developing (i) Products for sale in the Salon Professional Channel anywhere in the world (the “Salon Professional Business”), and (ii) Color Products for sale in the Retail Channel anywhere in the world (the “Retail Color Business”), and (b) the Retail Styling Business.

“Care Products” means [            ].20

“Class A Common Stock” means [            ].21

“Class B Common Stock” means [            ].22

“Clean-Up Spin-Off” means [            ].23

“Closing” means [            ].24

“Closing Date” means [            ].25

“Code” means [            ].26

“Coexistence Agreement” means [            ].27

“Color Products” means [            ].28

“Commencement Date” means [            ].29

[20]	Current definition in Transaction Agreement: “Care Products” means products that either (a) have the primary purpose of cleaning human hair through the application of a composition with anionic, non-ionic or zwitterionic surfactants or (b) have the primary purpose of providing lubricity and protection to human hair cuticles through the application of either a rinse-off or leave-on composition containing cationic surfactants, waxes, long-chain fatty alcohols or silicones or oils.
[21]	Current definition in Transaction Agreement: “Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of Acquiror.
[22]	Current definition in Transaction Agreement: “Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of Acquiror.
[23]	Current definition in Transaction Agreement: “Clean-Up Spin-Off” has the meaning set forth in the recitals.
[24]	Current definition in Transaction Agreement: “Closing” has the meaning set forth in Section 2.06.
[25]	Current definition in Transaction Agreement: “Closing Date” has the meaning set forth in Section 2.06.
[26]	Current definition in Transaction Agreement: “Code” means the Internal Revenue Code of 1986, as amended.”
[27]	Current definition in Transaction Agreement: “Coexistence Agreement” means a Coexistence Agreement in substantially the form attached hereto as Exhibit P. From and after the Business Transfer Time, the Coexistence Agreement will refer to such agreement executed and delivered pursuant to this Agreement, as amended or modified in accordance with its terms.
[28]	Current definition in Transaction Agreement: “Color Products” means products that either (a) utilize oxidative dye chemistry along with dyes for the purpose of changing the color of human hair or (b) contain one or more direct dye materials for the purpose of changing the natural color of human hair, excluding in the case of clause (b), Care Products and Styling Products.
[29]	Current definition in Transaction Agreement: “Commencement Date” means the time that (1) the Commission has indicated (which indication may be oral) that it is prepared to declare the SplitCo Form 10/S-4 effective and (2) if an Exchange Offer is being undertaken, (A) the Commission has indicated (which indication may be oral) that it is prepared to declare the Acquiror Form S-4 effective and (B) the Parent is prepared to commence the Exchange Offer in compliance with the terms of this Agreement.

“Commission” means [            ].30

“Contract” means [            ].31

“Covered Compensation Arrangement” has the meaning set forth in Section 4.02(b)(i).

“Disclosure Date” means [            ].32

“Discount Customers” means [            ].33

“Distribution” means [            ].34

“Distribution Date” means [            ].35

“Effective Time” means [            ].36

“Equity Compensation Opinion” means an opinion obtained by the Acquiror Tax Group (at its sole expense), in form and substance reasonably satisfactory to Parent, providing that (a) the issuance of Acquiror or SplitCo options, restricted stock and/or deferred stock units,

[30]	Current definition in Transaction Agreement: “Commission” means the Securities and Exchange Commission.
[31]	Current definition in Transaction Agreement: “Contracts” means any contract, agreement, lease, sublease, license, sales order, purchase order, loan, credit agreement, bond, debenture, note, mortgage, indenture, guarantee, undertaking, instrument, arrangement, understanding or other commitment, whether written or oral, that is binding on any Person or any part of its property under applicable Law.
[32]	Current definition in Transaction Agreement: “Disclosure Date” means, in respect of the relevant Acquiror SEC Event, the earlier of (1) the date on which such event is publicly disclosed, (2) the date on which there are widely publicized rumors or other similar market speculation of the occurrence of the event or (3) in respect of the events referenced in clause (ii) of the definition of Acquiror SEC Event, the date on which the relevant filing was required to be filed with the Commission (after giving effect to any extension provided pursuant to Rule 12b-25 under the Exchange Act).
[33]	Current definition in Transaction Agreement: “Discount Customers” means TJ Maxx, Big Lots, Marshalls and Burlington Coat Factory.
[34]	Current definition in Transaction Agreement: “Distribution” has the meaning set forth in the recitals.
[35]	Current definition in Transaction Agreement: “Distribution Date” means, as applicable (i) in the event that Parent elects to effect the Distribution in the form of a One-Step Spin-Off, the date selected by the Board of Directors of Parent or its designee for the distribution of SplitCo Common Stock to Parent shareholders in connection with the One-Step Spin-Off and (ii) in the event that Parent elects to effect the Distribution in the form of an Exchange Offer, the date of the initial transfer of SplitCo Common Stock to Parent shareholders in connection with the Exchange Offer, in accordance with the terms and conditions of the Exchange Offer as determined by Parent in its sole discretion and disclosed in the SplitCo Form 10/S-4.
[36]	Current definition in Transaction Agreement: “Effective Time” has the meaning set forth in Section 2.04(b).

as the case may be, to a Safe Harbor VIII Person or an Acquiror retirement plan (or other eligible retirement plan under Safe Harbor IX in Treasury Regulation Section 1.355-7(d)), as applicable, would not affect the Tax-Free Treatment and (b) the shares of Acquiror Stock Interests or SplitCo Stock Interests issued upon the exercise or vesting of the options, restricted stock and/or deferred stock units described in clause (a) above would satisfy the requirements of Safe Harbor VIII or Safe Harbor IX of Treasury Regulation Section 1.355-7(d), as applicable. Any Equity Compensation Opinion will be delivered by nationally recognized U.S. tax counsel acceptable to Parent.

“Exchange Act” means [            ].37

“Exchange Offer” means [            ].38

“Final Determination” means the final resolution of any Tax liability for any Tax period by or as a result of (a) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Code Sections 7121 or 7122, or a comparable arrangement under the Laws of another jurisdiction, (c) any allowance of a Refund in respect of an overpayment of Tax, but only after the expiration of all periods during which such amount may be recovered by the jurisdiction imposing such Tax, or (d) any other final disposition, including by reason of the expiration of the applicable statute of limitations.

“Fully Diluted Basis” means [            ].39

“GAAP” means [            ].40

[37]	Current definition in Transaction Agreement: “Exchange Act” means the Securities Exchange Act of 1934.
[38]	Current definition in Transaction Agreement: “Exchange Offer” has the meaning set forth in the recitals.
[39]	Current definition in Transaction Agreement: “Fully Diluted Basis” means, in each case as of the date on which the Galleria Stock Amount is determined:

(a) the aggregate number of shares of Class A Common Stock and Series A Preferred Stock that are outstanding on such date, plus

(b) the aggregate number of Acquiror Equity Interests, other than Series A Preferred Stock, that are outstanding on such date (including restricted stock units, Phantom Units, Acquiror Options and any shares of Class B Common Stock that will be converted into Class A Common Stock as contemplated by the JAB Letter Agreement) of any nature whatsoever, whether contingent, vested or unvested, or otherwise (and without giving effect to any “cashless exercise” or similar features); in each case other than, for the avoidance of doubt, the shares of the Acquiror New Common Stock issued or to be issued in the Merger. A sample calculation of Fully Diluted Basis is attached hereto as Exhibit Q.

[40]	Current definition in Transaction Agreement: “GAAP” means United States generally accepted accounting principles, as consistently applied by Parent (when referring to the Galleria Business) or Acquiror (when referring to the Acquiror’s business).

“GAAP Compliant Confirmation” means [            ].41

“Galleria Assets” means [            ].42

“Galleria Business” means [            ].43

“Galleria Credit Facility” means [            ].44

“Galleria Entities” means [            ].45

“Galleria Group” means [            ].46

“Galleria Group Taxes” means (a) any Tax imposed on or payable by the Galleria Tax Group or any member thereof for a Tax period beginning after the Closing Date, (b) any Tax imposed on or payable by the Galleria Tax Group or any member thereof for the portion of a Straddle Period beginning after the Closing Date, as determined pursuant to Section 2.01(f) (other than any such Tax payable by reason of membership in any affiliated, consolidated, combined or unitary group at any time prior to the Closing, including by reason of Treasury Regulation Section 1.1502-6), (c) any Taxes (including Taxes imposed on or payable by the Acquiror Tax Group or any member thereof) that are attributable to any transaction or event of the Acquiror Tax Group (including, in each case, any member thereof) occurring outside the ordinary course of business on the Closing Date after the Distribution, and (d) any incremental Tax liabilities allocated to the Acquiror Tax Group pursuant to the last proviso in Section 3.01(a), including, in each case, any relevant Tax liabilities arising from a Final Determination; provided, however, that Galleria Group Taxes will not include any Taxes attributable to a breach of any covenant or agreement contained in any Transaction Document to be performed by Parent or any of its Affiliates.

“Galleria Liabilities” means [            ].47

[41]	Current definition in Transaction Agreement: “GAAP Compliant Confirmation” has the meaning set forth in the definition of “Acquiror SEC Event.”
[42]	Current definition in Transaction Agreement: “Galleria Assets” has the meaning set forth in Section 1.05(a).
[43]	Current definition in Transaction Agreement: “Galleria Business” means, collectively, the Caldera Business, the Kosmos Business and the Mercury Business.
[44]	Current definition in Transaction Agreement: “Galleria Credit Facility” has the meaning set forth in Section 1.13(b).
[45]	Current definition in Transaction Agreement: “Galleria Entities” has the meaning set forth in Section 1.05(a)(iv).
[46]	Current definition in Transaction Agreement: “Galleria Group” means SplitCo and each of its Subsidiaries. Each of the Galleria Entities will be deemed to be members of the Galleria Group as of the Business Transfer Time.
[47]	Current definition in Transaction Agreement: “Galleria Liabilities” has the meaning set forth in Section 1.06(a).

“Galleria Separate Return” means any Tax Return (other than a Joint Return) that includes any Galleria Tax Group member (including any consolidated, combined or unitary Tax Return).

“Galleria Stock Amount” means [            ].48

“Galleria Stock Issuance” means [            ].49

“Galleria Tax Group” means SplitCo and each of its Subsidiaries, including any corporations that would be members of an affiliated group if they were includible corporations under Code Section 1504(b) (in each case, including any successors thereof).

“Galleria Transfer” means [            ].50

“Governmental Authority” means [            ].51

“Group” means [            ].52

“Indebtedness” means [            ].53

“Indemnifying Party” has the meaning set forth in Section 5.01.

[48]	Current definition in Transaction Agreement: “Galleria Stock Amount” means a number of shares of Acquiror New Common Stock equal to the product of (i) thirteen twelfths (13/12) and (ii) the Fully Diluted Basis as of the latest practicable day prior to the Commencement Date. For illustrative purposes only, if the Fully Diluted Basis of Acquiror Common Stock on the latest practicable day prior to the Commencement Date was 397,124,277 shares, then the Galleria Stock Amount would be calculated as follows: (13 ÷ 12) * 397,124,277 = 430,217,967.
[49]	Current definition in Transaction Agreement: “Galleria Stock Issuance” has the meaning set forth in Section 1.13(a)(i).
[50]	Current definition in Transaction Agreement: “Galleria Transfer” means the contribution of the Galleria Assets by Parent to SplitCo in partial consideration for the Galleria Stock Issuance, the distribution to Parent of the Recapitalization Amount and the assumption of the Galleria Liabilities, in each case, in accordance with the requirements of this Agreement.
[51]	Current definition in Transaction Agreement: “Governmental Authority” means any federal, state, local, provincial, foreign or international court, tribunal, judicial or arbitral body, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or any national securities exchange.
[52]	Current definition in Transaction Agreement: “Group” means the Parent Group, the Acquiror Group or the Galleria Group, as the context requires.
[53]	Current definition in Transaction Agreement: “Indebtedness” means and includes as to any Person (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) amounts owing as deferred purchase price for property or services, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (d) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (e) net payment obligations under any interest rate, currency or other hedging agreement, (f) obligations of such Person as lessee under leases that have been, or should be, in accordance with GAAP, recorded as capital leases, or (g) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (f) above.

“Indemnitee” has the meaning set forth in Section 5.01.

“Internal Restructuring” means all transactions effected in connection with the Galleria Transfer and the restructuring of the Galleria Business, in each case, in accordance with the requirements of the Transaction Agreement and all Tax elections made in connection therewith.

“Internal Restructuring Taxes” means any Taxes, other than Transfer Taxes, imposed with respect to the Internal Restructuring, including Taxes arising from any retirement or settlement of intercompany debt; provided, however, that Internal Restructuring Taxes will not include (i) any Taxes for which Acquiror is liable under Section 2.02(a) or Section 2.02(c), or (ii) any liabilities for Taxes taken into account on the Cut-Off Date Adjustment Statement in Section 2.15 of the Transaction Agreement.

“IRS” means the United States Internal Revenue Service.

“JAB Letter Agreement” means [            ].54

“Joint Return” means any Tax Return that includes at least one Parent Tax Group member and at least one Galleria Tax Group member.

“Kosmos Brands” means [            ].55

“Kosmos Business” means [            ].56

“Law” [            ].57

“Listed Customers” means [            ].58

[54]	Current definition in Transaction Agreement: “JAB Letter Agreement” has the meaning given to such term in the Recitals.
[55]	Current definition in Transaction Agreement: “Kosmos Brands” means the CoverGirl and Max Factor brands owned by Parent and its Subsidiaries (but excluding the Max Factor Gold brand).
[56]	Current definition in Transaction Agreement: “Kosmos Business” means Parent’s business of sourcing, manufacturing, marketing, selling, distributing and developing (a) products intended to be applied to the human body for altering the appearance without affecting the body’s structure or functions, including lip color, lipstick, lip liner, lip gloss, lip stain, foundations (including liquid, solid, semi-solid and powder foundations), powder make-up, blushes, concealer, primer, bronzer, mascaras, eye shadows, eye liners and eye pencils, brow pencils, nail polish and face contouring creams, sticks and lotions, (b) products intended to remove cosmetics and makeup products from the human body, including makeup removers for the eyes, face and lips, (c) products intended to apply cosmetics and makeup products to the human body, including eye shadow applicators, powder puffs, sponge puffs, blush brushes, powder brushes and other brushes and tools designed for the application of cosmetics and makeup products and (d) products intended to enhance the usefulness or longevity of cosmetics and makeup products (including eye and lip pencil sharpeners), in each case, marketed under the Kosmos Brands.
[57]	Current definition in Transaction Agreement: “Law” means any statute, law, ordinance, regulation, rule, code or other requirement of, or Order issued by, a Governmental Authority.
[58]	Current definition in Transaction Agreement: “Listed Customers” means AAFES (Army and Air Force Exchange Services), NEXCOM (Navy Exchange Commissary) and physical stores operated by Sephora USA, Inc., or its Affiliates, in China.

“Mercury Brands” means [            ].59

“Mercury Business” means [            ].60

“Merger” means [            ].61

“Merger Sub” has the meaning set forth in the recitals.

“NYSE” means [            ].62

“NYSE Composite Tape” means [            ].63

“One-Step Spin-Off” means [            ].64

“Order” means [            ].65

[59]	Current definition in Transaction Agreement: “Mercury Brands” means each of following brands (and derivations thereof) which are licensed by Parent or one of its Subsidiaries from a third party licensor: Hugo Boss, Dolce & Gabbana, Gucci, Lacoste, Alexander McQueen, Stella McCartney, James Bond, Bruno Banani, Christina Aguilera, Gabriela Sabatini, Mexx and Escada.
[60]	Current definition in Transaction Agreement: “Mercury Business” means Parent’s business of sourcing, manufacturing, packaging, marketing, selling, distributing, merchandising and developing the following: (a) fine fragrance products, including parfum, eau de parfum, eau de toilette, after shave lotion and colognes in various presentations, in each case, marketed under a Mercury Brand (“Mercury Fragrance Products”); (b) to the extent applicable, aftershave balm, bath oil, body cream, body spray, body lotion, body butter, body scrub, body souffle, deodorant (aerosol, stick or vapor), hair mist, massage gel and shower gel that are sold separately or together with Mercury Fragrance Products under a Mercury Brand (“Mercury Ancillary Products”); (c) to the extent applicable, creams, gels, cleansers, toners, serums and moisturizers to be applied to the skin, especially the face or hands, marketed under either the Gucci or Dolce & Gabbana brand (“Mercury Skin Care Products”); and (d) to the extent applicable, products intended to be applied to the human body for cleansing, beautifying or promoting attractiveness, including cosmetics for the face (including primer, foundation and pressed powder), lips (including lipsticks, lip gloss and lip pencils), eyes (including mascara, eyeliner, eye shadow and eyebrow pencils) and nails (including nail polish), as well as relevant applicators and accessories (including brushes and spatulas), in each case, marketed under either the Gucci or Dolce & Gabbana brand (“Mercury Cosmetic Products”).
[61]	Current definition in Transaction Agreement: “Merger” has the meaning set forth in Section 2.04(a).
[62]	Current definition in Transaction Agreement: “NYSE” means the New York Stock Exchange.
[63]	Current definition in Transaction Agreement: “NYSE Composite Tape” means the “NYSE Composite Transactions Tape” as reported by Bloomberg Financial Markets (or such other source as the Parties may agree in writing).
[64]	Current definition in Transaction Agreement: “One-Step Spin-Off” has the meaning set forth in the recitals.
[65]	Current definition in Transaction Agreement: “Order” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Parent” has the meaning set forth in the recitals.

“Parent Cash Distribution” means [            ].66

“Parent Group” means [            ].67

“Parent Group Taxes” means (a) any Tax imposed on or payable by the Parent Tax Group or any member thereof for any Tax period, other than any Galleria Group Taxes; (b) any Pre-Closing Tax imposed on or payable by the Galleria Tax Group or any member thereof, other than any Galleria Group Taxes; and (c) any Tax imposed with reference to (i) gain recognized under Treasury Regulations Section 1.1502-19(b) in connection with an excess loss account with respect to the stock of SplitCo or any member of the Galleria Tax Group at the time of the Distribution, (ii) net deferred gains taken into account under Treasury Regulations Section 1.1502-13(d) associated with deferred intercompany transactions between a Galleria Tax Group member and a Parent Tax Group member, or (iii) gains described in clause (i) or (ii) that are imposed under similar state, local or non-U.S. Law; in each case, other than Galleria Group Taxes and including, in each case, any relevant Tax liabilities arising from a Final Determination; provided, however, that Parent Group Taxes will not include any liabilities for Taxes taken into account on the Cut-Off Date Adjustment Statement in Section 2.15 of the Transaction Agreement or any Taxes attributable to a breach of any covenant or agreement contained in any Transaction Document to be performed by any of the Acquiror Tax Group or any of their Affiliates.

“Parent Representation Letter” means the representation letters executed by Parent in connection with the delivery of the Parent Tax Opinion.

“Parent Shared Technology License Agreement” means [            ].68

“Parent Stock Interests” means any Stock Interests of Parent.

“Parent Tax Assets” has the meaning set forth in Section 2.04.

“Parent Tax Group” means Parent and each of its Subsidiaries, including any corporations that would be members of an affiliated group if they were includible corporations under Code Section 1504(b) (in each case, including any successors thereof), but excluding any entity that is a member of the Galleria Tax Group.

[66]	Current definition in Transaction Agreement: “Parent Cash Distribution” has the meaning set forth in Section 1.13(c).
[67]	Current definition in Transaction Agreement: “Parent Group” means Parent and each of its Subsidiaries, but excluding any member of the Galleria Group.
[68]	Current definition in Transaction Agreement: “Parent Shared Technology License Agreement” means a Parent Shared Technology License Agreement substantially in the form of Exhibit N-1. From and after the Business Transfer Time, the Parent Shared Technology License Agreement will refer to such agreement executed and delivered pursuant to this Agreement, as amended or modified in accordance with its terms.

“Parent Tax Opinion” means the opinion obtained by Parent with respect to the Galleria Transfer, the Distribution and the Merger described in Sections 7.03(c) and 7.03(d) of the Transaction Agreement.

“Parent Trademark License Agreement” means [            ].69

“Parties” has the meaning set forth in the recitals.

“Penalty Objection” means a non-preparing party’s good faith, written determination that a position taken by a preparing party on a draft Galleria Separate Return subject to Section 3.01(b) would not satisfy the Applicable Penalty Standard.

“Person” means [            ].70

“Phantom Units” means [            ].71

“Physical Location” means [            ].72

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, except for purposes of Article III and Article V, the portion of any Straddle Period ending on or before the Closing Date.

“Pre-Closing Taxes” means Taxes imposed (a) in, or allocable to, a Pre-Closing Tax Period (other than any Tax described in clause (c) of Galleria Group Taxes) or (b) by reason of being a member of any affiliated, consolidated, combined or unitary group at any time on or prior to the Closing Date, including by reason of Treasury Regulation Section 1.1502-6 or any similar provision of Law.

“Product” means [            ].73

“Professional” means [            ].74

[69]	Current definition in Transaction Agreement: “Parent Trademark License Agreement” means a Parent Trademark License Agreement substantially in the form of Exhibit O-1. From and after the Business Transfer Time, the Parent Trademark License Agreement will refer to such agreement executed and delivered pursuant to this Agreement, as amended or modified in accordance with its terms.
[70]	Current definition in Transaction Agreement: “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other entity or organization or a Governmental Authority.
[71]	Current definition in Transaction Agreement: “Phantom Units” has the meaning set forth in Section 4.05(b).
[72]	Current definition in Transaction Agreement: “Physical Location” means any structure that can be physically entered, including any structure or location that is separately located within a larger structure to the extent it is independently owned or operated and held out to consumers as independent (but does not include separate aisles or sections within a structure that are part of the larger facility and share common sales check-outs).
[73]	Current definition in Transaction Agreement: “Product” means any Care Product, Color Product or Styling Product.
[74]	Current definition in Transaction Agreement: “Professional” means any individual who is a qualified, or in the bona fide business of performing work as a, hairdresser, cosmetologist, barber stylist or esthetician.

“Professional Store” means [            ].75

“Recapitalization Amount” means [            ].76

“Refinanced Facility” means [            ].77

“Refund” means any cash refund of Taxes or reduction of Taxes by means of credit, offset or otherwise, together with any interest received or credited thereon.

“Regulated Professionals” means [            ].78

“Restricted Period” means the period commencing upon the Closing Date and ending at the close of business on the first day following the second anniversary of the Closing Date.

“Retail Channel” means [            ].79

“Retail Styling Business” means [            ].80

[75]	Current definition in Transaction Agreement: “Professional Store” means (a) any Physical Location that requires a Regulated Professional to provide proof that the individual is a Regulated Professional or operates a Salon that employs or rents booths to Professionals in order to purchase products or (b) any Beauty Store.
[76]	Current definition in Transaction Agreement: “Recapitalization Amount” means $[ ] million; provided, however, that (a) if the Acquiror Average Price on the Trading Day which is two clear Trading Days prior to either the date of the commencement of the Exchange Offer or the date of the distribution of the SplitCo Common Stock pursuant to a One-Step Spin-Off, as applicable (such price, the “Acquiror Collar Stock Price”) is greater than the Acquiror Base Stock Price, then the Recapitalization Amount will be reduced by an amount equal to (i) (A) the Acquiror Collar Stock Price (provided that if such number is more than $27.06 per share, $27.06 per share will be used for this value) minus (B) the Acquiror Base Stock Price, times (ii) the Galleria Stock Amount, and (b) if the Acquiror Collar Stock Price is less than the Acquiror Base Stock Price, then the Recapitalization Amount will be increased by an amount equal to (i)(A) the Acquiror Base Stock Price minus (B) the Acquiror Collar Stock Price (provided that if such number is less than $22.06 per share, $22.06 per share will be used for this value), times (ii) the Galleria Stock Amount. The Recapitalization Amount will be further subject to adjustment as contemplated by Section 1.09 (including Schedule 1.09), Section 2.15 and Section 10.02.
[77]	Current definition in Transaction Agreement: “Refinanced Facility” has the meaning set forth in Section 5.12(a).
[78]	Current definition in Transaction Agreement: “Regulated Professionals” means Professionals that work in a jurisdiction that requires such individual to be licensed.
[79]	Current definition in Transaction Agreement: “Retail Channel” means any source of sales (a) from any Physical Location that is not (i) a Salon (other than a Salon that is branded by reference to Frederic Fekkai or located in China and branded Vidal Sassoon) or (ii) a Professional Store (other than a Beauty Store, Discount Customer or Listed Customer), including grocery store, drug stores, department stores, warehouse clubs and all-purpose superstores, or (b) from any e-commerce, mail or catalogue that is not a Salon E-Commerce Site.
[80]	Current definition in Transaction Agreement: “Retail Styling Business” means Parent’s business of sourcing, manufacturing, marketing, selling, distributing and developing Styling Products for sale in the Retail Channel that are branded under one of the Styling Marks.

“Reverse Transitional Distribution Services Agreement” means [            ].81

“Reverse Transitional Supply Agreement” means [            ].82

“Safe Harbor VIII Person” means an Acquiror or SplitCo employee, independent contractor, director or other Person permitted to receive Acquiror Stock Interests or SplitCo Stock Interests under Safe Harbor VIII in Treasury Regulation Section 1.355-7(d) (treating for this purpose the acquisition of Acquiror Stock Interests as the acquisition of SplitCo Stock Interests pursuant to the application of Code Section 355(e)(4)(C)(ii)).

“Salon” means [            ].83

“Salon E-Commerce Site” means [            ].84

“Salon Professional Business” means [            ].85

“Salon Professional Channel” means [            ].86

“Section 336(e) Election” has the meaning set forth in Section 5.08 of this Agreement.

“Series A Preferred Stock” means [            ].87

[81]	Current definition in Transaction Agreement: “Reverse Transitional Distribution Services Agreement” has the meaning set forth in Schedule 1.09.
[82]	Current definition in Transaction Agreement: “Reverse Transitional Supply Agreement” has the meaning set forth in Schedule 1.09.
[83]	Current definition in Transaction Agreement: “Salon” means (a) any hairdresser salon, spa, beauty salon, barber shop or other Physical Location operated by, in whole or in part, employing or renting, leasing or otherwise making available booths to one or more Professionals to provide services relating to hair care, coloring, cleansing, conditioning, cutting, perming, shampooing, styling or other related services and (b) any licensed hairdresser, beauty or barber school that trains Professionals on their premises.
[84]	Current definition in Transaction Agreement: “Salon E-Commerce Site” means an electronic commerce website that is either (a) operated by a Salon or Professional Store for resale of Products sold to such Salon or Professional Store or (b) operated for the sale of Products to a Salon or Professional Store.
[85]	Current definition in Transaction Agreement: “Salon Professional Business” has the meaning set forth in the definition of “Caldera Business.”
[86]	Current definition in Transaction Agreement: “Salon Professional Channel” means (a) the sale of Products to Salons, whether for use by Professionals or purchase by customers of the Salons, (b) the sale of Products to Professional Stores, (c) the sale of Products via Salon E-Commerce Sites, (d) the sale to Listed Customers of the same Products sold to customers identified in clause (a) above and (e) the sale to Discount Customers of existing inventory of Products of the Salon Professional Business that have been previously announced to Salons and Professional Stores as discontinued.
[87]	Current definition in Transaction Agreement: “Series A Preferred Stock” has the meaning set forth in Section 4.05(a).

“Split Plan Agreement” means [            ].88

“SplitCo” has the meaning set forth in the recitals.

“SplitCo Common Stock” means [            ].89

“SplitCo Form 10/S-4” means [            ].90

“SplitCo Retained Business Technology License” means [            ].91

“SplitCo Shared Technology License Agreement” means [            ].92

“SplitCo Stock Interests” means any Stock Interests of SplitCo.

“SplitCo Trademark License Agreement” means [            ].93

“Stock Interests” means (a) all classes or series of outstanding capital stock or other equity (and instruments treated as equity) of an issuer for U.S. federal income Tax purposes, and (b) all options, warrants and other rights to acquire such stock or equity.

“Straddle Period” means a Tax period beginning on or before and ending after the Closing Date.

“Styling Marks” means [            ].94

[88]	Current definition in Transaction Agreement: “Split Plan Agreement” means the Split Plan Agreement, entered into as of the date of this Agreement, as amended or modified in accordance with its terms.
[89]	Current definition in Transaction Agreement: “SplitCo Common Stock” has the meaning set forth in the recitals.
[90]	Current definition in Transaction Agreement: “SplitCo Form 10/S-4” has the meaning set forth in Section 5.08.
[91]	Current definition in Transaction Agreement: “SplitCo Retained Business Technology License” has the meaning set forth in Schedule 1.09.
[92]	Current definition in Transaction Agreement: “SplitCo Shared Technology License Agreement” means a SplitCo Shared Technology License Agreement substantially in the form of Exhibit N-1. From and after the Business Transfer Time, the SplitCo Shared Technology License Agreement will refer to such agreement executed and delivered pursuant to this Agreement, as amended or modified in accordance with its terms.
[93]	Current definition in Transaction Agreement: “SplitCo Trademark License Agreement” means a SplitCo Trademark License Agreement substantially in the form of Exhibit N-2. From and after the Business Transfer Time, the SplitCo Trademark License Agreement will refer to such agreement executed and delivered pursuant to this Agreement, as amended or modified in accordance with its terms.
[94]	Current definition in Transaction Agreement: “Styling Marks” means Wella, or any derivative of the Wella name (e.g., WellaFlex or Wella Forte), Silvikrin, Shockwaves, Londa and New Wave.

“Styling Products” means [            ].95

“Subsidiary” of any Person means [            ].96

“Tax” or “Taxes” mean all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a federal, state, municipal, governmental, territorial, local, foreign or other body, and, without limiting the generality of the foregoing, will include net income, gross income, gross receipts, sales, use, value added, ad valorem, transfer, recording, franchise, profits, license, lease, service, service use, payroll, wage, withholding, employment, unemployment insurance, workers compensation, social security, excise, severance, stamp, business license, business organization, occupation, premium, property, environmental, windfall profits, customs, duties, alternative minimum, estimated or other taxes, fees, premiums, assessments or charges of any kind whatever imposed or collected by any Taxing Authority, together with any related interest and any penalties, additions to such tax or additional amounts imposed with respect thereto by such Taxing Authority.

“Tax Arbiter” has the meaning set forth in Section 6.01.

“Tax Attributes” means net operating losses, capital losses, investment credits, foreign Tax credits, excess charitable contributions, general business credits, or any other loss, deduction, credit or other comparable item that could reduce a Tax liability.

“Tax Contest” means an audit, a review, an examination or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any Adjustment Request).

“Tax Dispute” means any dispute arising in connection with this Agreement.

“Tax-Free Treatment” means (i) the Galleria Transfer and Distribution, taken together, qualifying as a transaction (x) that is described in Code Sections 5(a) and 368(a)(1)(D), (y) in which the SplitCo Common Stock distributed is “qualified property” under Code Sections 355(c), (d) and (e) and 361(c), and (z) in which the shareholders of Parent recognize no income or gain for U.S. federal income Tax purposes under Code Section 355; (ii) the Merger qualifying as a reorganization under Code Section 368(a), in which the SplitCo shareholders recognize no income or gain for U.S. federal income Tax purposes (except to the extent of any cash received in lieu of fractional shares of Acquiror Common Stock); (iii) any

[95]	Current definition in Transaction Agreement: “Styling Products” means products designed to provide or maintain manageability or structure to or of human hair through the application of compositions containing film forming polymers or solvents, applied to the hair using non-aerosol sprayable liquids, aerosol sprayable liquids, aerosol foams, gels, waxes or creams.
[96]

Current definition in Transaction Agreement: “Subsidiary” of any Person means another Person (other than a natural Person), of which such Person owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect 50% of the Board of Directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein. For the avoidance of doubt, (i) Subsidiaries of Parent will include SplitCo and the Galleria Entities prior to the Closing and (ii) Subsidiaries of Acquiror will include SplitCo and the Galleria Entities after the Closing.

Parent Cash Distribution qualifying as money transferred to Parent creditors in connection with the reorganization for purposes of Code Section 361(b); and (iv) to the extent applicable, any other transaction (or combination of transactions) undertaken pursuant to the Internal Restructuring qualifying for tax-free treatment under applicable Law, as determined by Parent pursuant to Section 3.02 below; provided, however, that any such transaction (or combination of transactions) undertaken pursuant to the Internal Restructuring, and its intended tax-free treatment, is described in an opinion, ruling from a Taxing Authority, or other document obtained or prepared by the Parent Tax Group (at its sole expense) that has been provided to Acquiror as of the date hereof. To the extent applicable, Tax-Free Treatment will also include the qualification of each transaction described in clauses (i)-(iv) above under comparable provisions of state and local Law.

“Tax Return” means any return, filing, report, questionnaire, information statement, claim for Refund or other document required or permitted to be filed, including any amendments or attachments thereto, for any Tax period with any Taxing Authority.

“Taxing Authority” means any Governmental Authority imposing Taxes.

“Trading Day” means [            ].97

“Transaction Agreement” means the Transaction Agreement, as may be amended from time to time, among Parent, SplitCo, Acquiror and Merger Sub, dated [            ].

“Transaction Documents” means [            ].98

“Transaction Taxes” means any Tax (other than a Transfer Tax) imposed on Parent or any of its Affiliates resulting from the failure of any of the Galleria Transfer, Distribution, Merger and Parent Cash Distribution (if any), or another transaction effected as part of the Internal Restructuring, to qualify for the Tax-Free Treatment.

“Transactions” means the Galleria Transfer, Distribution, Merger, Parent Cash Distribution (if any) and Internal Restructuring, in each case, as contemplated by the Transaction Agreement.

“Transfer Documents” means [            ].99

“Transfer Taxes” means any stamp, sales, use, gross receipts, value added, goods and services, harmonized sales, land transfer or other transfer, intangible, recordation, registration, documentary or similar Taxes imposed in connection with, or that are otherwise related to, the Transactions; provided, however, that “Transfer Taxes” will not include any income or franchise Taxes (including any income or franchise Taxes payable in connection with the Transactions) or Taxes in lieu of any such income or franchise Taxes.

[97]	Current definition in Transaction Agreement: “Trading Day” means any day on which there are sales of Acquiror Common Stock on the NYSE Composite Tape.
[98]	Current definition in Transaction Agreement: “Transaction Documents” means, collectively, this Agreement, the Ancillary Agreements and the Transfer Documents.
[99]	Current definition in Transaction Agreement: “Transfer Documents” has the meaning set forth in Section 1.11.

“Transition Services Agreement” means [            ].100

“Unqualified Opinion” means an opinion obtained by Acquiror (at its sole expense), in form and substance reasonably satisfactory to Parent, providing without substantive qualification that the completion of a proposed action by the Acquiror Tax Group (or any member thereof) otherwise prohibited by Section 4.02 of this Agreement would not affect the Tax-Free Treatment. Any Unqualified Opinion will be delivered by nationally recognized U.S. tax counsel reasonably acceptable to Parent, and Parent shall use its reasonable best efforts to determine whether such Unqualified Opinion is reasonably satisfactory to Parent within ten (10) days of the receipt of such Unqualified Opinion by Parent. For the avoidance of doubt, an Unqualified Opinion will include an Equity Compensation Opinion.

“Upfront Payment Requirement” has the meaning set forth in Section 5.02.

ARTICLE II

ALLOCATION OF TAXES

Section 2.01 Ordinary Course Taxes and Internal Restructuring Taxes.

(a) Except as provided in Sections 2.02 and 2.03 below, Parent will indemnify each Acquiror Tax Group member against, and hold it harmless from, all Parent Group Taxes and Internal Restructuring Taxes.

(b) Except as provided in Sections 2.02 and 2.03 below, each Acquiror Tax Group member, jointly and severally, will indemnify each Parent Tax Group member against, and hold it harmless from, all Galleria Group Taxes.

(c) If, with respect to any Galleria Group Tax, the Parent Tax Group receives (or realizes) a Refund, it will remit to SplitCo, within 30 days, the amount of such Refund net of any Taxes incurred by the Parent Tax Group in connection with the Refund.

(d) Except as provided in Section 2.01(e), if, with respect to any Parent Group Tax, the Acquiror Tax Group receives (or realizes) a Refund, it will remit to Parent, within 30 days, the amount of such Refund net of any Taxes incurred by the Acquiror Tax Group in connection with the Refund.

100	Current definition in Transaction Agreement: “Transition Services Agreement” means a Transition Services Agreement in substantially the form attached hereto as Exhibit I. From and after the Business Transfer Time, the Transition Services Agreement will refer to such agreement executed and delivered pursuant to this Agreement, as amended or modified in accordance with its terms.

(e) Acquiror will cause the Galleria Tax Group, except to the extent not permitted by Law, to elect to forego carrybacks of any Tax Attributes of the Galleria Tax Group to a Pre-Closing Tax Period. If the Parent Tax Group (or any member thereof) receives (or realizes) a Refund as a result of any carryback permitted by the previous sentence, it shall remit to Acquiror, within 30 days, the amount of such Refund net of any Taxes incurred by the Parent Tax Group (or any member thereof) in connection with the Refund; provided, however, that, if a Taxing Authority subsequently reduces or disallows such Refund, the Acquiror Tax Group shall, within 30 days of the reduction or disallowance, return so much of the amount previously remitted to Acquiror that was reduced or disallowed.

(f) Each Galleria Tax Group member will, unless prohibited by applicable Tax Law, close its taxable year on the Closing Date. If applicable Law does not permit a Galleria Tax Group member to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a Straddle Period, the Taxes, if any, attributable to a Straddle Period will be allocated (i) to the period up to and including the Closing Date, on the one hand, and (ii) to the period subsequent to the Closing Date, on the other hand, by means of a closing of the books and records of the Galleria Tax Group member as of the close of the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) and Taxes that are assessed on a periodic basis (such as real and personal property Taxes) will be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

Section 2.02 Transaction Taxes.

(a) Subject to Section 2.02(c) below, each Acquiror Tax Group member, jointly and severally, will indemnify each Parent Tax Group member against, and hold it harmless from, any Transaction Taxes to the extent relating to, resulting from or arising out of any of the following:

(i) the failure to be true and correct of any representation provided by the Acquiror Tax Group in the Acquiror Representation Letter or in Section 4.01 of this Agreement or;

(ii) the breach of any covenant or agreement contained in any Transaction Document to be performed by any of the Acquiror Tax Group or any of its Affiliates;

(iii) any action by the Acquiror Tax Group or any of its Affiliates in Section 4.02 without regard to Section 4.02(d) or the delivery of an Equity Compensation Opinion under Section 4.02(b)(i)(x); and

(iv) the direct or indirect acquisition by one or more Persons of Stock Interests representing a 50% or greater interest in SplitCo, all within the meaning of Code Section 355(e)(2)(A)(ii), that results in Transaction Taxes under Code Section 355(e) or (f), except where any such acquisition would not have been so taxable but for Parent’s breach of (i) Section 4.01(a)(iii) or (ii) the last sentence of Section 4.02(a).

For the avoidance of doubt, the Acquiror Tax Group will not be liable for any Transaction Taxes, including pursuant to Section 2.02(c) below, solely by reason of (i) Acquiror’s execution, upon the consummation of the Merger, of a guarantee of SplitCo’s obligations under the Galleria Credit Facility, provided that SplitCo received a Bank Letter that satisfied the requirements of Section 5.12(a) of the Transaction Agreement, or (ii) the Acquiror Tax Group undertaking the Merger as contemplated by the Transaction Agreement.

(b) Subject to Section 2.02(c) and Section 2.02(d) below, Parent will indemnify each Acquiror Tax Group member against, and hold it harmless from, any Transaction Taxes to the extent relating to, resulting from or arising out of any of the following:

(i) the failure to be true and correct of any representation provided by Parent in the Parent Representation Letter or in Section 4.01 of this Agreement;

(ii) the breach of any covenant or agreement contained in any Transaction Document to be performed by the Parent Tax Group or any of its Affiliates; and

(iii) the direct or indirect acquisition by one or more Persons of Parent Stock Interests representing a 50% or greater interest in Parent, all within the meaning of Code Section 355(e)(2)(A)(ii), that results in Transaction Taxes under Code Section 355(e) or (f).

(c) If the liability for any Transaction Taxes is attributable to both (x) any item set forth in Section 2.02(a) above and (y) any item set forth in Section 2.02(b) above, then:

(i) such liability for any Transaction Taxes will be borne by Parent, on the one hand, and the Acquiror Tax Group, jointly and severally, on the other hand, according to relative fault; and

(ii) each of Parent, on the one hand, and the Acquiror Tax Group, jointly and severally, on the other hand, will indemnify the other Party against, and hold it harmless from, any Transaction Taxes for which such other Party is not liable under this Section 2.02(c).

(d) Parent will indemnify each Acquiror Tax Group member against, and hold it harmless from, any Transaction Taxes with respect to which neither Parent nor the Acquiror Tax Group is liable under Section 2.02(a) or 2.02(b) above.

(e) The Party liable for any Transaction Taxes (including, where applicable, a portion of any liability for Transaction Taxes) will be entitled to any Refund of such Transaction Taxes (including, where applicable, a portion of any Refund of such Transaction Taxes), and, if another Party receives (or realizes) any such Refund, such Party will, within 30 days, remit the amount of such Refund, net of any Taxes incurred by such Party in connection with such Refund, to the Party entitled to such Refund under this Agreement.

Section 2.03 Transfer Taxes.

(a) Each of Parent, on the one hand, and the Acquiror Tax Group, jointly and severally, on the other hand, will be liable for and will indemnify the other Party against, and hold it harmless from, 50% of any Transfer Taxes up to an aggregate amount of $10,000,000, and Parent will indemnify the Acquiror Tax Group against, and hold it harmless from, any Transfer Taxes in excess of such amount.

(b) The Party liable for any Transfer Taxes (including, where applicable, a portion of any liability for Transfer Taxes) will be entitled to any Refund of such Transfer Taxes (including, where applicable, a portion of any Refund of such Transfer Taxes), and, if another Party receives (or realizes) any such Refund, such Party will, within 30 days, remit the amount of such Refund, net of any Taxes incurred by such Party in connection with such Refund, to the Party entitled to such Refund under this Agreement.

Section 2.04 Entitlement to Tax Attributes.

(a) The Parent Tax Group will be entitled to any Tax Attributes of the Galleria Tax Group relating to (i) the exercise of compensatory stock options and other equity-based compensation issued on or prior to the Distribution with respect to Parent stock that the Parent Tax Group satisfies by delivering cash or Parent stock, and (ii) and any payments made by any Parent Tax Group member with respect to any allocated employee compensation costs and any severance bonuses or other similar compensatory payments made by any Parent Tax Group member to employees that become employees of the Galleria Tax Group in connection with the Transactions (clauses (i)-(ii), collectively, the “Parent Tax Assets”). Parent shall be responsible for any wage or payroll withholding Taxes attributable to the exercise or vesting of options or payment of compensation described in clauses (i) and (ii) above, to the extent that such liability is a legal obligation of the Parent Tax Group as employer. The Acquiror Tax Group will be required to make a payment to Parent in the event the Acquiror Tax Group actually utilizes any Parent Tax Assets to reduce the Tax liability of the Acquiror Tax Group. The amount of any such payment will equal the overall net reduction in Tax liability realized by the Acquiror Tax Group as a result of utilizing the relevant Parent Tax Assets, taking into account the net effect of all federal, state and local Taxes (including any wage or payroll withholding Taxes borne by the Acquiror Tax Group as employer attributable to the exercise or vesting of options or payment of compensation described in clauses (i) and (ii) above), and will be made within 30 days after the Acquiror Tax Group realizes such reduction in Tax liability by way of a Refund or otherwise. To the extent any Parent Tax Assets are subsequently increased for any reason and are actually utilized by the Acquiror Tax Group, the Acquiror Tax Group will pay Parent for the benefit of any such increase in a manner consistent with this Section 2.04(a). To the extent, following a Final Determination, the Acquiror Tax Group (or any member thereof) is unable to utilize a Parent Tax Asset to reduce its Tax liability, then Parent shall repay to the Acquiror Tax Group any amount previously paid to Parent with respect to such Parent Tax Asset as reduced by the amount of any related wage or payroll withholding Taxes borne by Parent, plus interest (at the rate determined under applicable Tax Law) from the date of payment to Parent through the date of Parent’s repayment.

(b) Parent will in good faith advise Acquiror of the portion, if any, of any earnings and profits, overall foreign loss or other Tax asset (including any such assets determined on a consolidated, combined or unitary basis) which Parent determines will be allocated or apportioned to the Galleria Tax Group under applicable Law. The Acquiror Tax Group will cause its members to prepare all Tax Returns in accordance with this Section 2.04(b) and will not take any position inconsistent herewith in any Tax Contest, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination.

Section 2.05 Additional Costs.

Each Party will be entitled to indemnification for Additional Costs related to any indemnity payment under this Agreement.

Section 2.06 No Duplicative Payment.

Notwithstanding anything to the contrary in this Agreement, it is intended that the provisions of this Agreement will not result in a duplicative payment of any amount required to be paid under any Transaction Document, and this Agreement will be construed accordingly.

Section 2.07 Exclusive Remedy.

In accordance with Section 9.07 of the Transaction Agreement, the sole and exclusive remedy of a Party with respect to any and all claims relating to Taxes addressed in this Agreement, including claims with respect to a breach of the representations and warranties set forth in Section 4.01 or the covenants set forth in Section 4.02 hereof, will be pursuant to the indemnification provisions set forth in this Article II.

ARTICLE III

TAX RETURN FILING AND PAYMENT OBLIGATIONS

Section 3.01 Tax Return Preparation and Filing.

(a) Parent will (i) prepare and file, or will cause to be prepared and filed, all Joint Returns, and (ii) subject to Section 3.01(b), all Galleria Separate Returns and any related documents or statements required (or permitted) to be filed by any Galleria Tax Group member for a Pre-Closing Tax Period, and will pay, or will cause to be paid, all Taxes shown to be due and payable on such Tax Returns, other than any Galleria Group Taxes. Acquiror will prepare and file, or will cause to be prepared and filed, subject to Section 3.01(b), all Galleria Separate Returns and any related documents or statements required (or permitted) to be filed by any Galleria Tax Group member for a Straddle Period, and will pay, or will cause to be paid, all Taxes shown to be due and payable on such Tax Returns, other than any Parent Group Taxes. Except as provided in Section 2.01(f), Section 3.01(b), Section 3.01(c) or Section 3.02, the Party required to prepare a Tax Return will determine, with respect to such return: (i) the manner in which such Tax Return will be prepared and filed, including the manner in which any item of income, gain, loss, deduction or credit will be reported thereon and the allocation of items, (ii) whether any extensions of time to file any such Tax Return will be requested or any amended Tax Return will be filed, and (iii) the elections that will be made on any such Tax Return; provided, however, that, in the absence of a change in Law or circumstances requiring the contrary, Galleria Separate Returns and the portion of any Joint Return relating to a member of the Galleria Tax Group shall be prepared, where applicable, on a basis consistent with the Galleria Tax Group’s elections, accounting methods, conventions and principles of taxation used for the most recent Tax periods for which Tax Returns of the Galleria Tax Group involving similar matters have been filed. Notwithstanding the prior sentence, if any member of the Galleria Tax Group has not previously filed a Tax Return as of the Closing Date, Parent will, upon Acquiror’s reasonable written request, make Tax elections and adopt Tax accounting methods on an applicable Galleria Separate Return filed after the Closing Date as reasonably specified by Acquiror in writing; provided, however, that any incremental Tax liabilities resulting from any such Tax elections and/or Tax method adoptions will constitute Galleria Group Taxes which are the responsibility of the Acquiror Tax Group pursuant to Section 2.01(b), determined on a “with and without” basis by reference to the Taxes that the Parent Tax Group would have paid but for accepting Acquiror’s requested Tax elections and/or Tax accounting methods under this Section 3.01(a).

(b) The Party that is required to prepare a Galleria Separate Return will submit to the other Party a draft of any such Galleria Separate Return required to be filed after the Closing Date at least 30 days prior to the due date (taking into account any applicable extensions) for filing such Tax Return. The non-preparing party will be deemed to have agreed to the applicable Tax Return, as prepared by the preparing party, unless the non-preparing party delivers a Penalty Objection to the preparing party within 10 days of delivery of such Tax Return. If the non-preparing party delivers to the preparing party a timely Penalty Objection, the Parties will negotiate in good faith to resolve all disputed issues. If the Parties are unable to resolve all disputed issues within the following 10-day period, the Parties will submit the remaining disputed issues to the Tax Arbiter for resolution at least 5 days prior to the due date for filing the applicable Tax Return (including extensions). The preparing party’s return positions with respect to the disputed issues will be upheld except for any such positions that the Tax Arbiter concludes do not satisfy the Applicable Penalty Standard.

(c) Acquiror will not cause or permit any Galleria Tax Group member to file any amended Tax Return (other than any amendment to effect a carryback of a post-Closing Tax Attribute, which carryback the relevant Galleria Tax Group member is not permitted under applicable Law to elect to forego) or agree to extend the statute of limitation with respect to a Pre-Closing Tax Period or a Straddle Period, in each case, without the prior written consent of Parent, which consent may be withheld in Parent’s sole discretion.

(d) Except as required by any Transaction Document, Acquiror will not, and will not cause or permit any Galleria Tax Group member to, take any action on the Closing Date other than in the ordinary course of business, including the sale of any assets, distribution of any money or other property (other than the Recapitalization Amount, which for the avoidance of doubt will occur before the Distribution) or making of any Tax election.

Section 3.02 Tax Reporting.

The Parties will report the Transactions for all Tax purposes in a manner consistent with the Parent Tax Opinion, and will report the Internal Restructuring in the manner determined by Parent and communicated by Parent to Acquiror no fewer than 30 days prior to the due date (taking into account any applicable extensions) for filing an applicable Tax Return that reflects the Transactions, in each case, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination.

ARTICLE IV

TAX-FREE TREATMENT OF EXCHANGE & RELATED TRANSACTIONS

Section 4.01 Representations.

(a) Parent represents and warrants that, as of the Closing Date, (i) all representations in the Transaction Documents by or about the Galleria Tax Group and the Galleria Business, are true, correct and complete in all material respects, and Parent is unaware of any fact that could cause any of the relevant Transactions to fail to qualify for Tax-Free Treatment, (ii) it has no plan or intention to take any action inconsistent with the Parent Representation Letter or any covenant or agreement of any Parent Tax Group member set forth in any Transaction Document, and (iii) no pre-Distribution acquisition or sale of Parent Stock Interests (other than any acquisition by Acquiror or any of its Affiliates) will be part of a plan (or series of related transactions), within the meaning of Code Section 355(e)(2)(A)(ii) and Treasury Regulations Section 1.355-7(b), that includes the Distribution.

(b) Each of Acquiror and Merger Sub represents and warrants that, as of the Effective Time, (i) all statements in the Transaction Documents by or about the Acquiror Pre-Merger Group, and any member thereof, are true, correct and complete in all material respects, and none of Acquiror or Merger Sub is aware of any fact that could cause any Transaction to fail to qualify for Tax-Free Treatment, and (ii) it has no plan or intention to take any action inconsistent with the Acquiror Representation Letter or any covenant or agreement of any Galleria Tax Group or Acquiror Pre-Merger Group member set forth in any Transaction Document.

(c) Each of the Parties represents and warrants that, as of the Closing Date, neither it nor any Affiliate thereof (or any officers or directors acting on its behalf, or any Person acting with the implicit or explicit permission of any such officers or directors) had any agreement, understanding, arrangement or substantial negotiations, as defined in Treasury Regulation Section 1.355-7(h), during the preceding 2-year period pursuant to which any Person would (directly or indirectly) acquire, or have the right to acquire, SplitCo Stock Interests, except as contemplated by the Transaction Documents.

(d) Without limiting the generality of the foregoing, Acquiror and Merger Sub further represent and warrant that (i) immediately before the Effective Time, the number of shares of Acquiror stock treated as outstanding for purposes of Code Section 355(e) will not exceed [ACQUIROR TO PROVIDE]; and (ii) as of the Effective Time, (t) all repurchases by Acquiror or any Affiliate of Acquiror stock have been unrelated to the Transactions, (u) all shares of Class B Common Stock have been converted into shares of Class A Common Stock pursuant to the JAB Letter Agreement in a transaction intended to qualify as a reorganization pursuant to Code Section 368(a)(1)(E) and/or an exchange pursuant to Code Section 1036, (v) Acquiror has no plan or intention to issue any additional class of Stock Interests other than Class A Common Stock or Series A Preferred Stock, (w) Acquiror has no plan or intention to modify in any respect any of the terms of Class A Common Stock, (x) Acquiror’s board of directors has and will continue to have during the Restricted Period, and Acquiror has no plan or intention that, after the Restricted Period, the board of directors will not continue to have all of the powers traditionally decided by a board of directors to manage Acquiror in the manner the board sees fit, (y) except as set forth on Schedule 1 attached hereto, Acquiror does not have a “controlling shareholder” or a “ten-percent shareholder”, in each case, within the meaning of Treasury Regulation Section 1.355-7, and (z) none of Acquiror, Merger Sub or any Person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(4) owns, directly or through any transaction, agreement or arrangement with any Person, any Parent stock. For the avoidance of doubt, for purposes of the calculation in clause (i) of the first sentence of this Section 4.01(d), any Acquiror stock, Acquiror restricted stock, options to acquire Acquiror stock, Acquiror deferred stock units and any other Acquiror equity-based compensation outstanding immediately before the Effective Time shall be treated as vested or exercised, as the case may be, and the resulting Acquiror stock shall be treated as outstanding stock.

Section 4.02 Covenants.

(a) During the Restricted Period, (i) neither Parent nor any of its Affiliates (or any officers or directors acting on behalf of Parent or any of its Subsidiaries, or any Person acting with the implicit or explicit permission of any such officers or directors) will take or fail to take any action if such action (or the failure to take such action) would (x) be inconsistent with any covenant, representation or agreement made by Parent or any of its Affiliates in the Parent Representation Letter or in any Transaction Document, or (y) prevent, or be reasonably likely to prevent, any of the relevant Transactions from qualifying for Tax-Free Treatment; and (ii) none of Acquiror, SplitCo or any of their Affiliates (or any officers or directors acting on behalf of Acquiror, SplitCo or any of their Subsidiaries, or any Person acting with the implicit or explicit permission of any such officers or directors) will take or fail to take any action if such action (or the failure to take such action) would (x) be inconsistent with any covenant, representation or agreement made by Acquiror, SplitCo or any of their Affiliates in the Acquiror Representation Letter or in any Transaction Document, or (y) prevent, or be reasonably likely to prevent, any of the Transactions from qualifying for Tax-Free Treatment. Parent further acknowledges and agrees that, after the Merger and through the completion of the Restricted Period, neither Parent nor any of its Affiliates will acquire or transfer any Acquiror Stock Interests or SplitCo Stock Interests, other than any transfers by Parent or any Affiliate thereof of not more than [PARENT TO PROVIDE] shares of Acquiror Stock Interests.

(b) Without limiting the generality of the foregoing, during the Restricted Period, subject to Section 4.02(d), none of Acquiror, SplitCo or any of their Affiliates (or any officers or directors acting on behalf of Acquiror, SplitCo or any of their Subsidiaries, or any Person acting with the implicit or explicit permission of any such officers or directors) will:

(i) enter into any agreement, understanding, arrangement or substantial negotiations, as defined in Treasury Regulation Section 1.355-7(h), pursuant to which any Person would (directly or indirectly) acquire, or have the right to acquire, any Acquiror Stock Interests or SplitCo Stock Interests. For these purposes, an acquisition of Acquiror Stock Interests or SplitCo Stock Interests, as applicable, will include, without limitation, any recapitalization, repurchase or redemption of Acquiror Stock Interests or SplitCo Stock Interests; any adoption, modification or amendment of an employee stock purchase agreement, equity-based compensation plan or other similar agreement, plan or arrangement; any issuance of Acquiror Stock Interests or SplitCo Stock Interests

(including any nonvoting stock or equity and any class of Acquiror Stock Interests other than Class A Common Stock) or an instrument exchangeable or convertible into such Stock Interests (whether pursuant to an exercise of stock options, as a result of a capital contribution to Acquiror or SplitCo, as applicable, or otherwise); any option grant; any conversion of Acquiror Stock Interests or SplitCo Stock Interests, as applicable, into another class of such Stock Interests; or any amendment to the certificate of incorporation (or other organizational document) of Acquiror or SplitCo, as applicable, or any change in the terms of any Stock Interests or any other action (whether effected through a shareholder vote or otherwise) (including through the conversion of any Stock Interests into another class of such Stock Interests) that is treated as increasing a Person’s percentage interest for U.S. federal income Tax purposes in Acquiror Stock Interests or SplitCo Stock Interests, as applicable; or any entry into a joint venture that includes assets of Acquiror, SplitCo or any of their Affiliates; provided, however, that (u) SplitCo shall be permitted to issue Stock Interests to Acquiror; (v) vesting of any restricted stock or deferred stock units outstanding as of the Effective Time (and included within the number of shares of Acquiror stock treated as outstanding in Section 4.01(d)(i) hereof) shall not be treated as an acquisition of Acquiror Stock Interests for purposes of this Section 4.02(b)(i); (w) Acquiror shall be permitted to issue Acquiror Stock Interests to any Person pursuant to the exercise of an option to acquire Acquiror Stock Interests that was granted at or prior to the Effective Time (and included within the number of shares of Acquiror stock treated as outstanding in Section 4.01(d)(i) hereof);(x) after Parent’s receipt and acceptance of, and solely to the extent consistent with, an Equity Compensation Opinion, Acquiror or SplitCo, as applicable, may adopt, amend or modify an employee stock purchase agreement, equity compensation agreement, retirement plan or other compensation arrangement and may issue Acquiror or SplitCo options, restricted stock and/or deferred stock units and the shares of Acquiror Stock Interests or SplitCo Stock Interests issued upon the exercise or vesting, as applicable, of such options, restricted stock and/or deferred stock units, and any such shares will not be treated as an acquisition of Acquiror Stock Interests or SplitCo Stock Interests, provided, however, that the Acquiror Tax Group will deliver an Equity Compensation Opinion to Parent prior to the adoption, amendment or modification of any such agreement, plan or arrangement or issuance of any Acquiror or SplitCo options, restricted stock and/or deferred stock units after the Distribution pursuant to an employee stock purchase agreement, equity compensation agreement, retirement plan or other compensation arrangement that is described in the opinion (such arrangement, the “Covered Compensation Arrangement”), and the Acquiror Tax Group may rely on an Equity Compensation Opinion for all issuances under the Covered Compensation Arrangement until the earlier of (i) any amendment of the Covered Compensation Arrangement, or (ii) a change in applicable Tax Law; (y) subject to compliance with Section 4.02(d), Acquiror may redeem, retire, repurchase or otherwise acquire Acquiror Stock Interests in a manner that complies with the requirements of Revenue Procedure 96-30 (as in effect prior to the release of Revenue Procedure 2003-48), except that the maximum amount of Acquiror Stock Interests permitted to be repurchased under this clause (y) shall be reduced by the amount of any SplitCo Stock Interests treated as retained for U.S. federal income Tax purposes by Parent or any of its Affiliates after the Transactions; and (z) Acquiror may adopt a shareholder rights plan (and issue Stock Interests in accordance therewith) that is described in or is similar to the shareholder rights plan described in IRS Revenue Ruling 90-11 (for this purpose a shareholder rights plan will be considered similar to the plan described in IRS Revenue Ruling 90-11 only if the principal purpose for the adoption of the plan proving for such rights is to establish a mechanism by which a publicly held corporation can, in the future, provide shareholders with rights to purchase stock at substantially less than fair market value as a means of responding to unsolicited offers to acquire the corporation).

(ii) merge or consolidate Acquiror or SplitCo or any Subsidiary of SplitCo with any other Person (where Acquiror, SplitCo or a Subsidiary of SplitCo, as applicable, is not the surviving company in the merger or consolidation), or liquidate (including any liquidation effected pursuant to a merger, consolidation or conversion) or partially liquidate Acquiror, SplitCo or any Subsidiary of SplitCo, other than any merger, consolidation, liquidation or partial liquidation that is disregarded for U.S. federal income tax purposes;

(iii) cause or permit Acquiror, SplitCo or any Subsidiary of SplitCo (in the case of a Subsidiary, if such Subsidiary is treated immediately after the Merger as a corporation for U.S. federal income Tax purposes) to be treated as other than a corporation for U.S. federal income Tax purposes;

(iv) discontinue, sell, transfer or cease to maintain the Active Trade or Business, or engage in any transaction that could result in SplitCo ceasing to be a company whose separate affiliated group, as defined in Code Section 355(b)(3)(B), is so engaged; provided, however, that, (A) after the Distribution, the Galleria Tax Group will be permitted to sell, transfer or otherwise dispose of (x) inventory or other assets in the ordinary course of business, and (y) up to 20% of its non-inventory assets (determined based on the fair market value of the Galleria Tax Group’s assets immediately before the Closing Date) in the aggregate and use the proceeds from any such dispositions described in this clause (y) to repay debt or fund capital requirements for business activities or for other bona fide corporate business purposes and (B) for purposes of this Section 4.02(b)(iv), a sale, transfer or other disposition of any assets from one member of SplitCo’s separate affiliated group, as defined in Code Section 355(b)(3)(B), to another such member shall not be taken into account;

(v) cause or permit any Subsidiary of SplitCo to issue any Stock Interests that would cause SplitCo and such Subsidiary to fail to be members of the same separate affiliated group, as defined in Code Section 355(b)(3)(B); or

(vi) take any action that permits a proposed acquisition of Acquiror Stock Interests or SplitCo Stock Interests, as applicable, to occur by means of an agreement to which none of Acquiror, SplitCo or any of their Affiliates is a party, including by (x) soliciting any Person to make a tender offer for, or otherwise acquire or sell, Acquiror Stock Interests or SplitCo Stock Interests, as applicable, or approving or otherwise permitting any such transaction, whether for purposes of Section 203 of the Delaware General Corporate Law or any similar corporate statute, any “fair price” or other provision of Acquiror’s or SplitCo’s charter or bylaws (and, in each case, any equivalent document thereof) or otherwise, (y) participating in or otherwise supporting any unsolicited tender offer for, or other unsolicited acquisition or disposition of, Acquiror Stock Interests or SplitCo Stock Interests, as applicable, or approving or otherwise permitting any such transaction, or (z) redeeming rights under a shareholder rights plan, making a determination that a tender offer is a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any proposed acquisition of Acquiror Stock Interests or SplitCo Stock Interests, as applicable.

(c) To the extent that, as a result of a subsequent amendment to the Code and/or the Treasury Regulations, any action or a failure to take any action by a Parent Tax Group member, on the one hand, or an Acquiror Tax Group member, on the other hand, could affect any Transaction’s qualification for Tax-Free Treatment, then the covenants contained in Section 4.02(a)(i)(y) and in Section 4.02(a)(ii)(y) will automatically be deemed to incorporate by reference such actions and the failure to take such actions, and the Parties will comply with the requirements of the relevant amendment through the end of the Restricted Period; provided, however, that, for the avoidance of doubt, no such action or failure to take any such action before the date the relevant amendment is enacted shall constitute a breach of such Sections to the extent such actions or failure to take such actions would not have otherwise constituted a breach of such Sections before such date.

(d) None of the Acquiror Tax Group or any of its Affiliates will take any action prohibited above, unless (i) Parent receives prior written notice describing the proposed action in reasonable detail, and (ii) the Acquiror Tax Group delivers to Parent an Unqualified Opinion, and Parent, in its reasonable discretion, which discretion will be exercised in good faith solely to preserve the Tax-Free Treatment, provides its written consent permitting such proposed action to occur in the manner specifically described by the Acquiror Tax Group in the relevant written notice and Unqualified Opinion delivered pursuant to this Section 4.02(d). Parent’s obligation to cooperate in connection with the Acquiror Tax Group’s delivery of an Unqualified Opinion is as expressly set forth in Section 5.06(b) below. For the avoidance of doubt, the Parent Tax Group’s right to indemnification for Transaction Taxes will be determined without regard to whether the Acquiror Tax Group satisfies any or all of the requirements of this provision, including by delivery of an Unqualified Opinion.

(e) After the Distribution, Acquiror will cause SplitCo to maintain its books and records for financial reporting and U.S. federal income Tax purposes using the accrual method of accounting.

(f) During the Restricted Period, none of Acquiror, SplitCo or any of their Affiliates will take any action listed on Schedule 2 attached hereto that is reasonably expected to create a significant Tax liability for Parent (or any Affiliate thereof) for a Pre-Closing Tax Period or with respect to which Parent would otherwise be liable under this Agreement.

(g) During the Restricted Period, Acquiror will cause the Galleria Tax Group to maintain in Geneva, Switzerland at least the same number of employees as were employed in such location by the Parent Tax Group with respect to the Galleria Business immediately prior to the Closing.

Section 4.03 Tax Sharing Agreements.

With effect as of the Distribution Date, Parent will terminate (or cause to be terminated) all Tax sharing, allocation, indemnification and other similar agreements with respect to any Galleria Tax Group member, excluding customary indemnity provisions included as part of any commercial agreement that is assumed in connection with the Transactions.

Section 4.04 IRS Ruling Requests.

Each Party covenants and agrees that, subsequent to the Closing Date, it will not file, and it will cause its Affiliates to refrain from filing, any ruling request with the IRS in respect of any part of the Transactions or that may reasonably be expected to have any effect on the Tax treatment of the Transactions.

ARTICLE V

TAX CONTESTS; INDEMNIFICATION; COOPERATION

Section 5.01 Notice.

Within 30 days after a Party (the “Indemnitee”) becomes aware of the existence of a Tax Contest that may give rise to an indemnification claim by such Party against another Party under this Agreement (each such Party, an “Indemnifying Party”), the Indemnitee will promptly notify the Indemnifying Parties of the Tax Contest, and thereafter will promptly forward or make available to the Indemnifying Parties copies of all notices and communications with a Taxing Authority solely to the extent relating to such Tax Contest; provided, however, that any delay on the part of the Indemnitee in notifying the Indemnifying Parties will not relieve the Indemnifying Parties from any obligation hereunder unless (and then solely to the extent) the Indemnifying Parties are actually prejudiced thereby.

Section 5.02 Control of Tax Contests.

Parent will have the right to (a) contest, compromise or settle any adjustment or deficiency proposed or asserted with respect to any Tax liability of a Parent Tax Group member or a Galleria Tax Group member for a Pre-Closing Tax Period or with respect to a Joint Return, and (b) file, prosecute, compromise or settle any Adjustment Request (and determine the manner in which any Refund will be received) with respect to any Tax for such period or return; provided, however, that (i) in the case of a Galleria Separate Return, the Acquiror Tax Group will have the right to actively participate in any action set forth in clauses (a) and (b) above if such action could result in any Galleria Group Taxes or any Transaction Taxes with respect to which the Acquiror Tax Group could be liable, and, solely to the extent such Tax Contest relates to Galleria Group Taxes or any Transaction Taxes with respect to which the Acquiror Tax Group has previously acknowledged its liability in writing, Acquiror will have the same rights and obligations with respect to any settlement or compromise of such Tax Contest as Acquiror will have in the case of a settlement or compromise of a Tax Contest involving a Joint Return under clause (ii) immediately below; and (ii) in the case of a Joint Return, solely to the extent such Tax Contest relates to Transaction Taxes with respect to which the Acquiror Tax Group could be liable, in whole or in part, under Section 2.02 (an “Acquiror Issue”), Parent will reasonably consult with Acquiror with respect to Parent’s defense and control of such Tax Contest exclusively with respect to the Acquiror Issue, including through the following: (x) Parent will keep Acquiror fully informed, in all material respects, regarding the progress of the prosecution or defense of such Tax Contest, (y) Parent will promptly provide Acquiror with copies of any correspondence received from any Taxing Authority in connection with such Tax Contest, and (z) Parent will provide Acquiror with drafts of any correspondence from Parent to any Taxing Authority in connection with such Tax Contest and will provide Acquiror with a reasonable opportunity to comment on such correspondence; provided, further, that, if the Acquiror Tax Group acknowledges its liability in writing for all or the relevant percentage (in each case, as determined pursuant to Section 2.02) of the Transaction Taxes that would be owed to a Taxing Authority in the event of an adverse determination with respect to the Acquiror Issue, Parent will, subject to the Upfront Payment Requirement (as defined below), not settle or compromise any such contest without Acquiror’s written consent, which consent may not be unreasonably withheld, delayed or conditioned; provided, further, however, that, if Acquiror withholds its consent to a settlement or compromise described in the immediately preceding proviso, the Acquiror Tax Group will be liable for all or the relevant percentage (in each case, as determined pursuant to Section 2.02) of the Transaction Taxes resulting from a Final Determination to the extent the basis for the Final Determination is such that the Acquiror Tax Group would have liability, in whole or in part, under Section 2.02 for the applicable Transaction Taxes, or for all of the Transaction Taxes resulting from a Final Determination if such Final Determination fails to clearly articulate the basis for liability such that it is not reasonably ascertainable which Party would be liable for the Transaction Taxes under this Agreement. Parent and Acquiror will use their reasonable best efforts to ensure that the Final Determination clearly provides the basis for such determination. Acquiror will have the right to (I) contest, compromise or settle any adjustment or deficiency proposed or asserted with respect to any Tax liability included in any Galleria Separate Return for a Straddle Period, and (II) file, prosecute, compromise or settle any Adjustment Request (and determine the manner in which any Refund will be received) with respect to any Tax for such period; provided, however, that Parent will have the right to actively participate in any action set forth in clauses (I) and (II) above if such action could result in any Parent Group Taxes or any Transaction Taxes with respect to which Parent has previously acknowledged its liability in writing, and Acquiror will, subject to the Upfront Payment Requirement, not settle or compromise any such contest without Parent’s written consent, which consent may not be unreasonably withheld, delayed or conditioned. If Parent or Acquiror, as the case may be, properly objects to a proposed settlement or compromise of a Tax Contest under this Section 5.02, and it is necessary under applicable Law to pay the asserted deficiency in order to pursue the Tax Contest, Parent or Acquiror, as the case may be, will pay, or provide Acquiror or Parent, as applicable, with funds necessary to pay the Tax deficiency that has been asserted in connection with the Tax Contest and will be entitled to be repaid any such amounts recovered by any Acquiror Tax Group or Parent Tax Group member, as the case may be, together with any interest received or credited thereon as a result of any such Tax Contest (the “Upfront Payment Requirement”).

Section 5.03 Indemnification Payments.

An Indemnitee will be entitled to make a claim for payment pursuant to this Agreement at the time the Indemnitee determines that it is entitled to such payment. The

Indemnitee will provide to the Indemnifying Parties notice of such claim within 10 days of the date on which such Indemnitee first determines that it is entitled to claim such payment, including a description of such claim and a detailed calculation of the amount of the indemnification payment that is claimed; provided, however, that any delay on the part of the Indemnitee in notifying an Indemnifying Party will not relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually prejudiced thereby. Unless the Indemnifying Party reasonably disputes its liability for, or the amount of, an indemnity payment, such Party will make the claimed payment to the Indemnitee within 10 days after receiving notice of (a) the Indemnitee’s payment of a Tax for which the Indemnifying Party is liable under this Agreement or (b) a Final Determination which results in the Indemnifying Party becoming obligated to make a payment to the Indemnitee under this Agreement.

Section 5.04 Interest on Late Payments.

With respect to any indemnification payment (including any disputed payment that is ultimately required to be paid) not made by the due date for payment set forth in this Agreement, interest will accrue at an annual rate equal to (a) the prime lending rate at Citibank N.A. (or its successor or another major money center commercial bank agreed to by the Parties) in effect on the applicable payment due date, plus (b) 3%.

Section 5.05 Treatment of Indemnity Payments.

Except for any payment of interest under Section 5.04 and in the absence of a Final Determination to the contrary, any amount payable with respect to any Tax under this Agreement will be treated as occurring immediately prior to the Distribution, as an inter-company distribution or a contribution to capital, as the case may be. Notwithstanding the foregoing, the amount of any indemnity payment under this Agreement will be (a) decreased to take into account any Tax benefit actually realized by the Indemnitee (or an Affiliate thereof) arising from the incurrence or payment of the relevant indemnified item, and (b) increased to take into account any Tax cost actually incurred by the Indemnitee (or an Affiliate thereof) arising from the receipt of the relevant indemnity payment. Any indemnity payment will initially be made without regard to this Section 5.05 and will be reduced or increased to reflect any applicable Tax benefit or Tax cost, as the case may be, within 30 days after the Indemnitee (or an Affiliate thereof) actually realizes such Tax benefit or incurs such Tax cost by way of a Refund, an increase in Taxes or otherwise. In the event of a Final Determination relating to the Indemnitee’s (or its Affiliate’s) incurrence or payment of an indemnified item and/or receipt of an indemnity payment pursuant to this Section 5.05, the Indemnitee will, within 30 days of such Final Determination, provide the other Parties with notice thereof and supporting documentation addressing, in reasonable detail, the amount of any reduction or increase in Taxes of the Indemnitee (or its Affiliate) resulting from such Final Determination, and the Parties will promptly make any payments necessary to reflect the relevant reduction or increase in Tax liability. Notwithstanding anything in this Section 5.05 to the contrary, this Section 5.05 will not apply to any Tax benefits attributable to the Section 336(e) Election addressed in Section 5.08.

Section 5.06 Cooperation.

(a) Pursuant to this Agreement, each member of the Parent Tax Group, on the one hand, and the Acquiror Tax Group, on the other hand, will cooperate with all reasonable requests from the other Parties in connection with the preparation and filing of Tax Returns and Adjustment Requests, the resolution of Tax Contests and any other matters covered herein. If any Parties fail to comply with any of their obligations set forth in this Section 5.06(a), and such failure results in the imposition of additional Taxes on the requesting Party or any of its Affiliates, the nonperforming Party will be liable for such additional Taxes.

(b) In connection with the foregoing, Parent will, at the Acquiror Tax Group’s sole expense, reasonably cooperate with the Acquiror Tax Group, upon its written request, in connection with obtaining an Unqualified Opinion; provided that Parent’s cooperation will include providing any information, submissions, representations and covenants reasonably requested by a recipient that has previously executed with Parent an appropriate confidentiality agreement, in form and substance satisfactory to Parent and that permits reliance by Parent; provided, further, that Parent’s cooperation (including through the provision of information, submissions, representations or covenants) will not affect the Parent Tax Group’s indemnity obligation for Taxes under this Agreement, decrease in any respect the Acquiror Tax Group’s indemnity obligation for Taxes under this Agreement or cause any member of the Parent Tax Group to have any liability to any third party.

Section 5.07 Confidentiality.

Any information or document provided under this Agreement will be kept confidential by the recipient Parties, except as may otherwise be necessary in connection with the filing of any Tax Return, the resolution of any Tax Contest or as required by applicable Law or a Final Determination. In addition, if Parent or Acquiror determines that providing any information or document could be commercially detrimental, violate any Law or agreement or waive any privilege, the Parties will use their reasonable best efforts to permit compliance with the obligations under this Agreement in a manner that avoids any such harm or consequence.

Section 5.08 Section 336(e) Election.

Pursuant to Treasury Regulation Sections 1.336-2(h)(1)(i) and 1.336-2(j), Parent will make a timely protective election under Code Section 336(e) and the Treasury Regulations issued thereunder and any similar provision of state or local Tax Law (and any related elections as determined by Parent) with respect to the Distribution (collectively, a “Section 336(e) Election”). If and to the extent that the Tax-Free Treatment does not apply with respect to the Distribution, and any resulting Transaction Taxes (including any Taxes attributable to the Section 336(e) Election) are considered Taxes for which Parent is liable under Section 2.02, then, to that extent, Parent will be entitled to quarterly payments from the Acquiror Tax Group of the actual Tax savings arising from the step-up in Tax basis resulting from the Section 336(e) Election, determined using a “with and without” methodology (treating any deductions attributable to the step-up in tax basis resulting from the Section 336(e) Election as the last items claimed for any taxable year including after the utilization of any available net operating loss carryforwards); provided, however, that, if the Acquiror Tax Group, on the one hand, and Parent, on the other hand, are liable for Transaction Taxes pursuant to Section 2.02(c), then the Acquiror Tax Group will pay to Parent each quarter the percentage of the Tax savings equal to Parent’s share of the relative fault expressed as a percentage determined pursuant to Section 2.02(c); and provided, further, however, that all payments made to Parent under this Section 5.08 will be reduced by a reasonable charge for administrative expenses and other reasonable out-of-pocket expenses of the Acquiror Tax Group that are necessary to secure the Tax savings, including expenses paid or incurred in connection with a Tax Contest or to amend a Tax Return.

Section 5.09 Term of Tax Indemnity.

Each of the representations and warranties contained in Section 3.11 (Taxes) and Section 4.12 (Taxes) of the Transaction Agreement, the representations and warranties of the Parties contained in this Agreement and the covenants and other obligations of the Parties contained herein will survive until 60 days after the expiration of all applicable statutes of limitations (taking into account all validly obtained extensions thereof).

ARTICLE VI

DISPUTE RESOLUTION

Section 6.01 Tax Disputes.

The Parties will endeavor, and will cause their respective Affiliates to endeavor, to resolve in good faith all disputes arising in connection with this Agreement. The Parties will negotiate in good faith to resolve any Tax Dispute within 30 days, provided that any dispute with respect to a Galleria Separate Return subject to Section 3.01(b) will be resolved as set forth therein. Upon written notice by a Party after such 30-day period, the matter will be referred to a U.S. tax counsel or other Tax Arbiter of recognized national standing (the “Tax Arbiter”) chosen by Parent and Acquiror; provided, however, that, if Parent and Acquiror do not agree on the selection of the Tax Arbiter after 5 days of good faith negotiation, their respective U.S. tax counsel or other advisors of recognized national standing will select a mutually acceptable Tax Arbiter within the following 10-day period. The Tax Arbiter may, in its discretion, obtain the services of any third party necessary to assist the Tax Arbiter in resolving the Tax Dispute. The Tax Arbiter will furnish written notice to the Parties of its resolution of the Tax Dispute as soon as practicable, but in any event no later than 90 days after acceptance of the matter for resolution. Any such resolution by the Tax Arbiter will be binding on the Parties, and the Parties will take, or cause to be taken, any action necessary to implement such resolution. All fees and expenses of the Tax Arbiter will be shared equally by Parent, on the one hand, and the Acquiror Tax Group, on the other hand. If the Parties are unable to find a Tax Arbiter willing to adjudicate the Tax Dispute and whom the Parties, acting in good faith, find acceptable (under the standards set forth in this Section 6.01), (a) the Tax Dispute will be submitted for mediation, and (b) if the Tax Dispute is not resolved in mediation, any Party will have the right to commence litigation, in either case, in a manner consistent with Section 10.15 of the Transaction Agreement. If any dispute regarding the preparation of a Tax Return is not resolved before the due date for filing such return, the return will be filed in the manner deemed correct by the Party responsible for filing the return without prejudice to the rights and obligations of the Parties hereunder, provided that the preparing party will file an amended Tax Return, within 10 days after the completion of the process set forth in this Section 6.01, reflecting any changes made in connection with such process. Notwithstanding anything in this Agreement to the contrary, the dispute resolution provisions set forth in this Section 6.01 will not apply to any Tax Dispute related to Transaction Taxes (including any Tax benefits determined under Sections 5.05 or 5.08 and relating thereto), and any such Tax Dispute will be settled in a court of law or as otherwise agreed to by the Parties.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Authorization.

Each Party hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this Agreement has been duly authorized by all necessary corporate action on the part of such Party, that this Agreement constitutes a legal, valid and binding obligation of such Party, and that the execution, delivery and performance of this Agreement by such Party does not contravene or conflict with any provision of Law or of its charter or bylaws or any agreement, instrument or order binding on such Party.

Section 7.02 Expenses.

Except as otherwise provided in this Agreement, the Transaction Agreement or any other Transaction Document, each Party will bear its own expenses in connection with the matters addressed herein.

Section 7.03 Entire Agreement.

This Agreement, the Transaction Agreement and the other Transaction Documents, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, will together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter.

Section 7.04 Governing Law.

(a) The validity, interpretation and enforcement of this Agreement will be governed by the Laws of the State of Delaware, without regard to the conflict of Laws provisions thereof that would cause the Laws of another state to apply.

(b) By execution and delivery of this Agreement, each Party irrevocably submits and consents to the personal jurisdiction of the state and federal courts of the State of Delaware for itself and in respect of its property in the event that any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any other court. Subject to compliance with the provisions of Section 10.15 of the Transaction Agreement, if applicable, each of the Parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any dispute arising out of this Agreement or any of the transactions contemplated hereby in the state and federal courts of the State of Delaware, or that any such dispute brought in any such court has been brought in an inconvenient or improper forum. The Parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court will constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.04(c).

Section 7.05 Notice.

All notices, requests, permissions, waivers and other communications hereunder will be in writing and will be deemed to have been duly given (a) when sent, if sent by facsimile, (b) when delivered, if delivered personally to the intended recipient and (c) one Business Day following sending by overnight delivery via an international courier service and, in each case, addressed to a Party at the following address for such Party:

If to Parent:	[ ]

with a copy to:	[ ]

If to Acquiror, SplitCo or Merger Sub:	[ ]

with a copy to:	[ ]

or to such other address(es) as will be furnished in writing by any such Party to the other Party in accordance with the provisions of this Section 7.05. Any notice to Parent will be deemed notice to all members of the Parent Group, any notice to Acquiror will be deemed notice to all members of the Acquiror Group and the Galleria Group, and any notice to SplitCo will be deemed notice to all members of the Acquiror Group and the Galleria Group.

Section 7.06 Priority of Agreements.

If there is a conflict between any provision of this Agreement and a provision in another Transaction Document, the provision of this Agreement will control unless specifically provided otherwise in this Agreement or in the applicable other Transaction Document.

Section 7.07 Amendments and Waivers.

(a) This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver will become and remain binding upon a Party only if such amendment or waiver is set forth in a writing executed by such Party. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party hereto under or by reason of this Agreement.

(b) No delay or failure in exercising any right, power or remedy hereunder will affect or operate as a waiver thereof, nor will any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party hereto would otherwise have. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement or any such waiver of any provision of this Agreement must satisfy the conditions set forth in this Section 7.07(b) and will be effective only to the extent in such writing specifically set forth.

Section 7.08 Termination.

This Agreement will automatically terminate, without further action by any Party hereto, upon the termination of the Transaction Agreement if such termination occurs prior to the Distribution. If terminated, no Party will have any liability of any kind to the other Parties or any other Person on account of the termination or otherwise with respect to this Agreement.

Section 7.09 No Third Party Beneficiaries.

Except as otherwise provided in the indemnification provisions contained herein, this Agreement is solely for the benefit of the Parties and does not confer on third parties (including any employees of any member of the Parent Group, the Galleria Group or the Acquiror Pre-Merger Group) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Agreement.

Section 7.10 Assignability.

No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties, except that a Party may assign its rights or delegate its duties under this Agreement to a member of its Group, provided that (a) such member agrees in writing to be bound by the terms of this Agreement, and (b) such assignment or delegation will not relieve any Party of its indemnification obligations or other obligations under this Agreement. Any attempted assignment or delegation in contravention of the foregoing will be void.

Section 7.11 Enforcement.

The Parties agree that irreparable damage would occur to Parent, SplitCo, Acquiror and Merger Sub if any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached. The Parties agree that Parent, SplitCo, Acquiror and Merger Sub will be entitled to injunctive relief to prevent any breach of this Agreement and to enforce specifically the terms and provisions hereof, such remedy being in addition to any other remedy to which a Party may be entitled at Law or in equity.

Section 7.12 Survival.

All Sections of this Agreement will be unconditional and absolute and will remain in effect without limitation as to time (except to the extent any Sections expressly provide for an earlier date, in which case, as of such date).

Section 7.13 Construction.

The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement. Reference to any agreement, document, or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Unless the context otherwise requires, any references to a “Section” or “Article” will be to a Section or Article of this Agreement. The use of the words “include” or “including” in this Agreement will be deemed to be followed by the words “without limitation”. The use of the words “or,” “either” or “any” will not be exclusive. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Except as otherwise expressly provided elsewhere in this Agreement, the Transaction Agreement or any other Transaction Document, in the case of any provision herein which contemplates the agreement, approval or consent of, or exercise of any right of, a Party, such Party may give or withhold such agreement, approval or consent, or exercise such right, in its sole and absolute discretion, the Parties hereto hereby expressly disclaiming any implied duty of good faith and fair dealing or similar concept.

Section 7.14 Severability.

The Parties agree that (a) the provisions of this Agreement will be severable in the event that for any reason whatsoever any of the provisions hereof are invalid, void or otherwise unenforceable, (b) any such invalid, void or otherwise unenforceable provisions will be replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable, and (c) the remaining provisions will remain valid and enforceable to the fullest extent permitted by applicable Law.

Section 7.15 Counterparts.

This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manner and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Parties will re-execute original forms thereof and deliver them to the requesting Party.

Section 7.16 Successors.

For the avoidance of doubt, for all purposes of this Agreement, a Party will be subject to all of the restrictions and obligations, and will have all of the rights, of such Party’s predecessor.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by the respective officers as of the date set forth above.

THE PROCTER & GAMBLE COMPANY,

By:
Name:
Title:

GALLERIA CO.,

By:
Name:
Title:

COTY INC.,

By:
Name:
Title:

GREEN ACQUISITION SUB INC.

By:
Name:
Title: